UNITED STATES
SECURITIES AND EXCHANGE COMMIS
Washington, D.C. 20549

16022503

hours per response...... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-38098

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/15 (MM/DD/YY) AND ENDING 10/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ARLINGTON SECURITIES, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 MARINE LANE
(No. and Street)

SAINT LOUIS	MO	63146
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ROBERT E HILLARD 314-878-1954
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRIAN G TOENNIES & ASSOCIATES PC
(Name – *if individual, state last, first, middle name*)

9730 EAST WATSON	SAINT LOUIS	MO	63126
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
DEC 27 2016
DIVISION OF TRADING & MARKETS

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e) (2)*

OATH OR AFFIRMATION

I, ROBERT E HILLARD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ARLINGTON SECURITIES, INC, as of OCTOBER 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Robert E Hillard
Signature

PRESIDENT
Title

Susan M Cullen
Notary Public

SUSAN M CULLEN
Notary Public - Notary Seal
State of Missouri, St Louis County
Commission # 15019951
My Commission Expires Mar 15, 2019

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Phone: (314) 842-0477
Toll Free: (877) 842-0477
Fax: (314) 842-0478
Illinois Home Office: (618) 632-8291
Website: www.toenniescpa.com
E-mail: brian@toenniescpa.com

Brian G. Toennies & Assoc.

Brian G. Toennies
Certified Public Accountant
9730 East Watson
St. Louis, Missouri 63126

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Arlington Securities, Inc.

We have audited the accompanying statement of financial condition of Arlington Securities, Inc. as of October 31, 2016 and the related statements of operations, changes in shareholders' equity, changes in liabilities subordinated to claims of creditors, and cash flows for the year then ended. These financial statements are the responsibility of Arlington Securities, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Arlington Securities, Inc., as of October 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule I, Computation of Net Capital Under Rule 15c3-1 of the SEC and Schedule II, Exemption Provision Under Rule 15c3-3 of the SEC have been subjected to audit procedures performed in conjunction with the audit of Arlington Securities, Inc.'s financial statements. The supplemental information is the responsibility of Arlington Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Under Rule 15c3-1 of the SEC and Schedule II, Exemption Provision Under Rule 15c3-3 of the SEC are fairly stated, in all material respects, in relation to the financial statements as a whole.

Brian G. Toennies & Associates

Brian G. Toennies & Associates, P.C.
Saint Louis, Missouri
December 16, 2016

Arlington Securities Inc.

Financial Statements

For Year Ended October 31, 2016

Contents

Arlington Securities Inc.

Statement of Financial Condition

October 31, 2016

ASSETS

Current Assets:		
Cash in Bank	$86,128	
Receivable from Brokers and Dealers	19,946	
Other Receivables	19,598	
Prepaid Expenses	15,272	
Market Value of Investments (See Note 2)	165,883	
Total Current Assets		$306,827
Non-Current Assets		
Deferred Tax Benefit	9,604	
Total Non-Current Assets		9,604
Total Assets		$316,431

LIABILITIES AND SHAREHOLDER'S EQUITY

Current Liabilities:		
Payable to Brokers	$28,260	
Accrued Compensation	45,147	
Income Taxes Payable	775	
Other Payables and Accrued Expenses	19,024	
Total Current Liabilities		$ 93,206
Shareholder's Equity:		
Capital Stock (See Note 1)	23,850	
Retained Earnings	199,375	
Total Shareholder's Equity		$ 223,225
Total Liabilities and Shareholder's Equity		$ 316,431

See Report of Independent Registered Public Accounting Firm and Accompanying Notes to Financial Statements

Arlington Securities Inc.

Statement of Operations

Year Ended October 31, 2016

Revenues:	
Mutual Fund and Variable Contract Commissions	$ 1,849,313
Stock and Bond Commissions	14,977
Investment Advisory Fees	9,329
Investment Income (Loss)	3,145
	1,876,764
Expenses:	
Commissions to Independent Contractors	1,037,051
Officer Compensation & Benefits	636,110
Payroll Taxes	25,413
Errors Insurance & Fidelity Bonds	34,602
Clearing Expense (See Note 3)	13,918
Regulatory Fees and Expenses	30,997
Office Supplies and Expense	19,141
Postage	3,687
Promotion & Advertising	13,148
Telephone & Communications	4,500
Other Operating Expenses	4,543
	1,823,110
Income Before Income Taxes	53,654
Income Tax	7,385
Net Income (Loss)	$ 46,269

See Report of Independent Registered Public Accounting Firm and Accompanying Notes to Financial Statements

Arlington Securities Inc.

Statement of Changes in Shareholder's Equity

Year Ended October 31, 2016

	Capital Stock	Retained Earnings	Total Equity
Balances at November 1, 2015	$23,850	$153,106	$176,956
Net Income	--	46,269	46,269
Balances at October 31, 2016	$23,850	$199,375	$223,225

See Report of Independent Registered Public Accounting Firm and Accompanying Notes to Financial Statements

Arlington Securities Inc.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

Year Ended October 31, 2016

Subordinated liabilities at November 1, 2015	$ 0
Increases (decreases)	0
Subordinated liabilities at October 31, 2016	$ 0

See Report of Independent Registered Public Accounting Firm and Accompanying Notes to Financial Statements

Arlington Securities Inc.

Statement of Cash Flows

Year Ended October 31, 2016

Operating Activities	
Net Income	$46,269
Adjustments to reconcile net income to net cash provided by operating activities:	
Decrease (increase) in assets:	
Receivable from Brokers and Dealers	(1,389)
Other Receivables	(19,598)
Prepaid Expenses	1,240
Deferred Tax Benefit	(2,985)
Increase (decrease) in liabilities:	
Payable to Brokers	5,095
Accrued Compensation and Benefits	(49,291)
Income Tax Payable	(6,241)
Other Payables and Accrued Expenses	10,188
Net Cash Provided (used) in Operating Activities	(16,712)
Investing Activities	
Purchase of Investments	(69,194)
Increase in Value	858
Sale of Investments	65,191
Net cash from (used in) investing activities	(3,145)
Net increase (decrease) in cash	(19,857)
Cash at beginning of year: November 1, 2015	105,985
Cash at end of year: October 31, 2016	$86,128

See Report of Independent Registered Public Accounting Firm and Accompanying Notes to Financial Statements

Arlington Securities Inc.

Notes to Financial Statements

Year Ended October 31, 2016

Note 1 - **Summary of Significant Accounting Policies:**

Business Activities: The Company provides services as a registered broker and dealer of securities. Revenues and expenses consist primarily of commissions received and paid, including those earned by President/Sole Shareholder.

Security Trading: On security trades by customers, the Company acts as the introducing broker on a fully disclosed basis. Customer funds are not held by Arlington Securities. Customer accounts are maintained on the books of the carrying broker.

Basis of Accounting: The Company uses the accrual basis of accounting, which is consistent with generally accepted accounting principles. Checking accounts and money market funds are considered cash and cash equivalents. An allowance for doubtful accounts is not considered necessary. Revenues are reported as earned and expenses, including advertising costs, are reported as incurred.

Use of Estimates: Generally accepted accounting principles require the use of estimates in the preparation of financial statements. Actual amounts may differ from estimated amounts.

Personnel Policies: The Company pays its outside sales personnel on a commission basis and considers sales personnel to be self-employed. No taxes are withheld on commissions paid.

Capital Stock: The authorized, issued, and outstanding shares of capital stock at October 31, 2016, consists of Common Stock per value $1; authorized 50,000 shares; issued and outstanding 23,850 shares.

Note 2 - **Investments:**

All securities are considered investments and are recorded at market value on the Balance Sheet. Interest, dividends, realized and unrealized gains and losses are included as investment income (loss) on the Income Statement. The Company's current investments consist of level one investments, in shares of Franklin Natural Resources Fund. These shares are valued at $165,883 with a cost of $184,948 as reported by Franklin Templeton Investments. No transfers were made to securities classified at a different level of security. Mutual Funds are classified as an investment security.

Note 3 - **Fair Value Measurements:**

The Company's investments are reported at fair value in the accompanying financial statements. The methods used to measure fair value may produce an amount that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

	October 31, 2016	
	Fair Value	Quoted Prices in active markets for Identical Assets (Level 1)
Mutual Funds	**$165,883**	**$165,883**

The fair value measurement accounting literature establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels: Level 1 inputs consist of unadjusted quoted market prices in active markets for identical assets and have the highest priority, Level 2 inputs consist of observable inputs other than quoted prices for identical assets, and Level 3 inputs have the lowest priority. The Company uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments. When available, the Company measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value. Level 3 inputs are used only when Level 1 or Level 2 inputs were not available.

Level 1 Fair Value Measurements

The fair value of mutual funds and equity securities are based on the closing price reported in the active market where the individual securities are traded, when available.

Note 4 - **Agreements with Custodians:**

The clearing agreement requires compliance with various terms by both parties. No customer accounts are carried by Arlington Securities. All customer transactions are introduced to National Financial Services, LLC (NFS) through LaSalle Street Securities, LLC, on a fully disclosed basis, or placed directly with mutual fund are insurance companies.

Note 5 - **Net Capital Requirements:**

Arlington Securities is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, or $5,000, whichever is greater. At October 31, 2016, Arlington Securities had net capital of $152,795, which was $146,581 in excess of its minimum required net capital of $6,214.

Note 6 - **Securities Investor Protection Corporation:**

Arlington Securities is a member of the Securities Investor Protection Corporation and has filed all assessment forms as required. The general assessment for the fiscal year ended October 31, 2016, has been paid.

Note 7 - **Income Taxes:**

Arlington Securities was incorporated in Missouri and operates as a C corporation. Federal and state income taxes are accrued and paid in a timely manner. The deferred tax benefit reported on the balance sheet is 21% of unrealized loss in investment value totaling $45,733.

Arlington Securities has three prior fiscal years open for examination by taxing authorities. In addition to the current year, the fiscal years ended October 31, 2014, 2013 and 2012 remain open to examination. Management is not aware of any uncertain tax positions claimed on prior year returns.

Note 8 - **Pension Plan:**

At fiscal year-end there was no pension plan in place. Management does not anticipate starting any type of plan in the future.

Note 9 – **Subsequent Events:**

Subsequent events have been evaluated through December 16, 2016, which is the date the financial statements were issued. There are no events or transactions occurring after the balance sheet date required to be reported.

Note 10 – **Related Party Transactions:**

During the year ended October 31, 2016, Arlington Securities, Inc. reported compensation to the sole owner of the Company totaling $506,691.

Arlington Securities Inc.

Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of October 31, 2016

NET CAPITAL	
Total shareholder's equity	$223,225
Deduct shareholder's equity not allowable for net capital	0
Total shareholder's equity qualified for net capital	223,225
Additions	0
Total Capital	223,225
Deductions and/or changes	
Total Non-allowable assets	45,548
Net capital before haircuts on securities positions	177,677
Haircuts on securities [computed, where applicable, pursuant to rule 15c3-1(f)]	24,882
Net Capital	$ 152,795
AGGREGATE INDEBTEDNESS	
Liabilities included in Statement of Financial Condition	
Payable to brokers and dealers	$ 28,260
Other accounts payables and accrued expenses	64,946
Less Non Aggregate Indebtedness Liabilities	-
Total aggregate indebtedness	$ 93,206

See Report of Independent Registered Public Accounting Firm and Accompanying Notes to Financial Statements

Arlington Securities Inc.

Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of October 31, 2016

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Net capital required	$ 6,214
Excess net capital	$146,581
Adjusted excess net capital	$143,474
Percentage of Aggregate indebtedness to net capital	61%

RECONCILIATION WITH CORPORATION'S COMPUTATION (included in Part II of Form X-17A-5 as of October 31, 2016)	
Net capital, as reported in Corporation's Part II (Unaudited) FOCUS report	$152,795
Net capital per above	$152,795

REPORT OF MATERIAL INADEQUACIES:
No material inadequacies were found nor were any reportable differences found in the reconciliation of the net capital per the audited financial statement, and the unaudited FOCUS report.

See Report of Independent Registered Public Accounting Firm and Accompanying Notes to Financial Statements

Arlington Securities Inc.

Schedule II
Exemptive Provision Under Rule 15c3-3 of the Securities and Exchange Commission

As of October 31, 2016

No customer accounts are carried by Arlington Securities. All customer transactions are introduced to National Financial Services, LLC (NFS) through LaSalle Street Securities, LLC., on a fully disclosed basis, or placed directly with mutual fund and insurance companies.

It is Arlington Securities Inc.'s best knowledge and belief that they are exempt from Rule 15c3-3 under the provisions in paragraph (k)(2)(ii) of Rule 15c3-3. As an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

Arlington Securities Inc. has met the identified exemption provisions throughout the most recent fiscal year without exception.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	Not Applicable
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	Not Applicable
Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts	Not Applicable

See Report of Independent Registered Public Accounting Firm and Accompanying Notes to Financial Statements

Phone: (314) 842-0477
Toll Free: (877) 842-0477
Fax: (314) 842-0478
Illinois Home Office: (618) 632-8291
Website: www.toenniescpa.com
E-mail: brian@toenniescpa.com

Brian G. Toennies & Assoc.

Brian G. Toennies
Certified Public Accountant
9730 East Watson
St. Louis, Missouri 63126

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Arlington Securities Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Arlington Securities Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Arlington Securities Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: Paragraph (k)(2)(ii) (the "exemption provisions") and (2) Arlington Securities Inc. stated that Arlington Securities Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Arlington Securities Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Arlington Securities Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)((2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian G. Toennies + Associates

Brian G. Toennies & Associates P.C.
Saint Louis, Missouri
December 16, 2016

ARLINGTON SECURITIES, INC
EXEMPTION REPORT

Arlington Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.173-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15C3-3 under the provisions of 17 C.F.R. § 240.15C3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15C3-3(k) (2)(ii) throughout the most recent fiscal year ending October 31, 2016 without exception.

Arlington Securities, Inc.

I, Robert E. Hillard, swear that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Robert E. Hillard
President

11/23/2016

Phone: (314) 842-0477
Toll Free: (877) 842-0477
Fax: (314) 842-0478
Illinois Home Office: (618) 632-8291
Website: www.toenniescpa.com
E-mail: brian@toenniescpa.com

Brian G. Toennies & Assoc.

Brian G. Toennies
Certified Public Accountant
9730 East Watson
St. Louis, Missouri 63126

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors and Shareholders
of Arlington Securities Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended October 31, 2016, which were agreed to by Arlington Securities Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Arlington Securities Inc.'s compliance with the applicable instructions of Form SIPC-7. Arlington Securities Inc.'s management is responsible for Arlington Securities Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended October 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended October 31, 2016, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brian G. Toennies & Associates

Brian G. Toennies & Associates P.C.
Saint Louis, Missouri
December 16, 2016

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

For the fiscal year ended OCT 31, 2016

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-38098 FINRA OCT 08/27/1987
ARLINGTON SECURITIES INC
140 MARINE LANE
ST LOUIS, MO 63146

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

BOB HILLARD 314-898-1957

2. A. General Assessment (item 2e from page 2) $ 15

B. Less payment made with SIPC-6 filed (**exclude interest**) (9)

____
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 6

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 6

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ Funds Wired ☐
Total (must be same as F above) $ 6

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

ARLINGTON SECURITIES, INC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 9 day of NOV, 20 16.

PRESIDENT
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning NOV 1, 2015
and ending OCT 31, 2016

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1,876,764

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions 0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 1,849,313

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 8,829

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. 3,145

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

MO STATE RIA FEE INCOME 9 329

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 1,870,616

2d. SIPC Net Operating Revenues $ 6,148

2e. General Assessment @ .0025 $ 15

(to page 1, line 2.A.)

Arlington Securities, Inc.
140 Marine Lane
Saint Louis, MO 63146

November 23, 2016

Brian Toennies & Associates
9730 E. Watson Rd., Suite 100
St. Louis, MO 63126

In connection with your engagement to apply agreed-upon procedures to the Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) of Arlington Securities, Inc. for the year ended October 31, 2016, we confirm, to the best of our knowledge and belief, as of the date of this letter, the following representations made to you during your engagement.

1) We are responsible for the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) in accordance with Rule 17a-5(e)(4) of the Securities and Exchange Act of 1934.

2) We are responsible for establishing and maintaining effective internal control over compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7).

3) We are responsible for the presentation of the Schedule of Assessment and Payments (Form SIPC-7) in accordance with Rule 17a-5(e)(4) of the Securities and Exchange Act of 1934.

4) As of November 23, 2016, the Schedule of Assessment and Payments is presented in compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) in accordance with Rule 17a-5(e)(4) of the Securities and Exchange Act of 1934.

5) We are responsible for selecting the agreed-upon procedures criteria and for determining that such criteria are sufficient and appropriate for our purposes.

6) We have disclosed to you all known noncompliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7), including noncompliance occurring after November 23, 2016.

7) We have made available all documentation and other information that we believe is relevant to our compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7).

8) There have been no communications from regulatory agencies, internal auditors, or other independent accountants or consultants regarding possible noncompliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7), including communications received between [Date] and the date of this letter.

9) We have responded fully to all inquiries made to us by you during the engagement.

10) No events have occurred subsequent to November 23, 2016 and through the date of this letter that would require adjustment to or modification of the Schedule of Assessment and Payments.

11) Your report is intended solely for the information and use of Arlington Securities, Inc., the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation, and is not intended to be and should not be used by anyone other than these specified parties.

Signature: Robert Holland
Title: PRESIDENT

Arlington Securities, Inc.
140 Marine Lane
Saint Louis, MO 63146

November 23, 2016

Brian Toennies & Associates
9730 E. Watson Rd., Suite 100
St. Louis, MO 63126

This representation letter is provided in connection with your audit of the financial statements of Arlington Securities, Inc. which comprise the statement of financial condition as of October 31, 2016, and the related statements of operations, changes in shareholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplementary information, for the purpose of expressing an opinion as to whether the financial statements are presented fairly, in all material respects, in accordance with accounting principles generally accepted in the United States (U.S. GAAP). We are also responsible for adopting sound accounting policies, establishing and maintaining internal control, and preventing and detecting fraud.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

We confirm, to the best of our knowledge and belief, as of November 23, 2016, the following representations made to you during your audit.

Financial Statements

- We have fulfilled our responsibilities, as set out in the terms of the audit engagement letter dated October 26, 2016, including our responsibility for the preparation and fair presentation of the financial statements pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information.

- The financial statements referred to above are fairly presented in conformity with U.S. GAAP and include all disclosures necessary for such fair presentation and disclosures required to be included by the laws and regulations to which the Company is subject.

- We have provided you with:
    - Access to all financial records and other information, of which we are aware, that is relevant to the preparation and fair presentation of the financial statements, such as records, documentation, and other matters.
    - Additional information that you have requested from us for the purpose of the audit.
    - Unrestricted access to persons within the entity from whom you determined it necessary to obtain audit evidence.
- We acknowledge our responsibility for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements and supplementary information that are free from material misstatement, whether due to fraud or error.

- We acknowledge our responsibility for the design, implementation, and maintenance of internal control to prevent and detect fraud.

- The books and records underlying the financial statements and supplemental information have been reconciled to supporting data and properly adjusted as necessary.
- All material transactions have been properly recorded in the accounting records and reflected in the financial statements.
- We have disclosed to you the results of our assessment of the risk that the financial statements may be materially misstated as a result of fraud.
- We have no knowledge of any fraud or suspected fraud that affects the entity and involves:
  - Management,
  - Employees who have significant roles in internal control, or
  - Others where the fraud could have a material effect on the financial statements.
- We have no knowledge of any allegations of fraud or suspected fraud affecting the Company's financial statements communicated by employees, former employees, regulators, or others.
- We have no knowledge of any violations or suspected violations of laws and regulations whose effects should be considered when preparing financial statements or as a basis for recording a loss contingency.
- Related-party relationships or transactions, including sales, purchases, loans, transfers, leasing arrangements, guarantees, and amounts receivable from or payable to related parties, have been properly accounted for and adequately disclosed in the financial statements.
- Significant assumptions we used in making accounting estimates, including those measured at fair value, are reasonable.
- Significant estimates and material concentrations known to management have been properly disclosed in accordance with U.S. GAAP.
- The effects of uncorrected misstatements are immaterial, both individually and in the aggregate, to the financial statements as a whole. A list of the uncorrected misstatements is attached to the representation letter.
- The effects of all known actual or possible litigation, claims, and assessments have been accounted for and disclosed in accordance with U.S. GAAP.
- Guarantees, whether written or oral, under which the company is contingently liable, have been properly recorded or disclosed in accordance with U.S. GAAP.
- All securities exchange memberships and participation in joint accounts carried by others have been properly recorded.
- There are no material unrecorded assets or contingent assets, such as claims relating to buy-ins, unfulfilled contracts, etc., whose value depends on the fulfillment of conditions regarded as uncertain.
- All borrowings and financial obligations of which we are aware are included in the financial statements, and all borrowing arrangements of which we are aware are disclosed.
- There are no securities or investments not readily marketable owned by us or borrowed under subordination agreements.
- The Company has assessed the impact of FASB ASC 740, Income Taxes , and has determined that no material liability is required to be recorded.
- There are no borrowings or claims unconditionally subordinated to all claims or general creditors pursuant to a written agreement.
- We have disclosed to you all known actual or possible litigation, claims, and assessments whose effects should be considered when preparing the financial statements.
- There are no unasserted claims or assessments that our lawyer has advised us are probable of assertion and must be disclosed in accordance with *FASB Accounting Standards Codification 275, Risks and Uncertainties* .

- We have obtained the service auditor's reports from our service organizations the Bank of New York Mellon Corporation and National Financial Services LLC. We have reviewed that report, including the complementary user controls. We have implemented the relevant user controls and they were in operation for the year ended October 31, 2016.
- There are no other liabilities or gain or loss contingencies that are required to be accrued or disclosed under GAAP.
- There are no side agreements or other arrangements (either written or oral) that have not been disclosed to you.
- The company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral.
- Information about financial instruments with off-balance-sheet risk and financial instruments (including receivables) with concentrations of credit risk have been properly disclosed.
- We have no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.
- We have complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.
- We understand and acknowledge our responsibility for the fair presentation of the Schedule I, Computation of Net Capital Under Rule 15c3-1 of the SEC and Schedule II, Exemption Provision Under Rule 15c3-3 of the SEC in accordance with U.S. GAAP and Rule 17a-5 of the Securities and Exchange Act of 1934. We believe the Schedule I, Computation of Net Capital Under Rule 15c3-1 of the SEC and Schedule II, Exemption Provision Under Rule 15c3-3 of the SEC, including its form and content, is fairly presented in accordance with U.S. GAAP and SEC Rule 17a-5. The methods of measurement and presentation of the Schedule I, Computation of Net Capital Under Rule 15c3-1 of the SEC and Schedule II, Exemption Provision Under Rule 15c3-3 of the SEC have not changed from those used in the prior period. The form and content of Schedule I, Computation of Net Capital Under Rule 15c3-1 of the SEC and Schedule II, Exemption Provision Under Rule 15c3-3 of the SEC complies, in all material respects, with the regulatory requirements of SEC Rule 17a-5. We are responsible for, and have disclosed to you, any significant assumptions or interpretations underlying the measurement and presentation of the supplemental information, and we believe that those assumptions or interpretations are appropriate.
- There have been no regulatory examination reports, supervising correspondence, or similar materials received from applicable regulatory agencies, including communications concerning supervisory actions or noncompliance with, or deficiencies in, rules, regulations, or supervisory actions during the year ended October 31, 2016 or through November 23, 2016.
- There are no capital withdrawals anticipated within the next six months other than in the ordinary course of business.
- We are responsible for establishing and maintaining adequate internal control for safeguarding the Company's securities and for the practices and procedures relevant to the objectives stated in SEC Rule 17a-5(g), including making periodic computations of aggregated indebtedness (or aggregate debits) and net capital under Rule 15c3-1 and for maintaining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we do not maintain practices and procedures related to the following:
    - Making quarterly securities examinations, counts, verifications, and comparisons, and recording the differences as required by Rule 17a-13.
    - Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

  We believe that our practices and procedures were adequate at October 31, 2016 to meet the SEC's objectives. There have been no significant changes in internal control since October 31, 2016.
- We acknowledge our responsibility for compliance with the identified exemption provisions throughout the year, and our assertions, are the responsibility of management. We have made available to you all records and other information relating to our assertions, including communications from regulatory agencies, internal auditors, and others who perform equivalent functions and compliance functions concerning possible exceptions to exemption

provisions through the date of the review report. There have been no known events or other factors subsequent to the period addressed in our assertions that might significantly affect our compliance with the identified exemption provisions.

- The Company has been in compliance with the exemptive provisions of SEC Rule 15c3-3 at all times during the year ended October 31, 2016 and through November 23, 2016.
- Net capital computations prepared by us during the period November 1, 2015 through November 23, 2016 indicated that we were in compliance with the requirements of The Net Capital Rule (SEC Rule 15c3-1) at all times during the period. The Company is not subject to, and did not prepare, a calculation for the reserve requirements of SEC Rule 15c3-3.
- There were no significant deficiencies, material weaknesses, or material inadequacies at October 31, 2016 or during the period November 1, 2015 through November 23, 2016, in internal control over financial reporting and control activities for safeguarding the Company's securities (as well as other assets), and the practices and procedures followed in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital as defined in accordance with the Net Capital Rule (SEC Rule 15c3-1).
- There are no outstanding past due PCAOB accounting support fees.
- We are aware of the requirements regarding expense-sharing agreements as specified in SEC Rule 15c3-1(a)(2)(i)(F) and the July 11, 2003, letter issued by the Securities and Exchange Commission, Division of Market Regulation. We believe that the Company has sufficient documentation necessary to verify the financial independence of the affiliated entity assuming the Company's liabilities, has appropriately recorded all expenses relative to the operation of its business, and is in compliance with the Rule and the requirements stipulated in the letter.

No events have occurred subsequent to the balance sheet date and through the date of this letter that would require adjustment to, or disclosure in, the financial statements.

Signature: [signature]
Title: PRESIDENT

ARLINGTON SECURITIES, INC
EXEMPTION REPORT

Arlington Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule i7a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.173-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.i7a-5(d)(i) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15C3-3 under the provisions of 17 C.F.R. § 240.15C3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.1503-3^) (2)(ii) throughout the most recent fiscal year ending October 31, 2016 without exception.

Arlington Securities, Inc.

I, Robert E. Hillard, swear that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Robert E. Hillard
President

11/23/2016